Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

REED ELSEVIER PROVIDES UPDATE ON TRADING AND REAFFIRMS ITS FINANCIAL TARGETS

Reed Elsevier today reaffirmed that it is on track to deliver mid to high single digit adjusted earnings per share growth at constant exchange rates this year.  Strong performance in a low market growth environment and further cost actions are delivering this overall result whilst funding an increased level of investment in the business.

The adjusted earnings per share growth, when expressed in sterling and euros, is expected to be largely eliminated by currency translation effects due, in particular, to the year-on-year decline of the US dollar against both sterling and the euro.  (Adjusted eps is stated before amortization of goodwill and intangible assets and exceptional items.)

Reed Elsevier’s markets overall are expected to recover further in 2005 from the late cycle effects of the challenging economic conditions in prior years; in particular, business to business markets are expected to be stronger and the US education market will benefit significantly from the strong state textbook adoption calendar.  Stronger revenue growth and cost efficiency, as well as growing returns on recent investments and acquisitions, are targeted to deliver in 2005 Reed Elsevier’s long term financial target of double digit adjusted earnings per share growth at constant currencies.

The performance trends in Reed Elsevier’s businesses are as follows:

Elsevier

The scientific research information market remains challenging with minimal increases in academic library budgets.  Elsevier has however continued to perform ahead of the market with strong subscription renewals and new online sales.  The Health Sciences book publishing programme, which is weighted to the second half, is performing well.  Weak software sales, including a delay in the launch of a significant new MDL software product, has pushed some expected sales growth into next year.  The adjusted operating margin is expected to be maintained through continued focus on cost efficiency whilst funding additional investment in new electronic product, sales and marketing.

The renewals process for 2005 subscriptions is progressing well.  New sales of online product are growing strongly.  Migration to e-only contracts is now over 35% of journal subscriptions by value, with some cannibalizing effect on revenue growth as production and distribution cost savings are shared with customers.  Usage on ScienceDirect is growing strongly and article downloads are expected to exceed 230 million this year.  Articles published this year will be approximately 4% higher than in the prior year and articles submitted for peer review are up 7%.

The scientific journals business operates in an environment of continuing weak funding growth for the majority of customers which does constrain the market opportunities.  Elsevier is however continuing to make substantial investments in new products and technologies which are having a significant impact on research productivity.  The Scopus online research navigational service was launched in November and has been well received by the market.  Elsevier continues to participate in wide ranging discussions with customers and other stake holders on how the industry might develop further to benefit from such advances in productivity within a constraining budgetary environment.

LexisNexis

LexisNexis has continued to perform well, with increasing market demand for new online services and growing returns from product investment and recent acquisitions.  Continuing cost efficiencies have funded increased investment and a modest further improvement in underlying margins is expected for the year.

In US legal markets, the first half trends have continued with good online growth in the small law firm market and rapid growth in new services beyond core research, such as the Applied Discovery electronic discovery tools.  Print and CD products continue to decline as demand migrates online.  In US corporate and federal markets, the risk management business continues to grow strongly, driven by the rapidly growing demand for sophisticated identity verification tools and analytical services.  The Seisint business, acquired in September, is performing well and is on track to deliver calendar year on year revenue growth of over 40%.

The LexisNexis International business has seen significant share gain and out performance driven by new online products and marketing initiatives.  The businesses in the UK, Germany and Australia have followed France with a successful introduction of the Global Legal Platform, to good positive market response.

Harcourt Education

Harcourt Education has continued its market success, in a weak US state textbook adoption year, with the leading share in the 2004 new adoption opportunities.  Despite a US K-12 schools market expected to be several percentage points lower this year, and a weak UK market, Harcourt is expected to deliver underlying revenues comparable to, or slightly ahead of, the prior year.  Underlying margins are expected to be lower reflecting the low textbook revenue growth whilst sales and marketing investments are made ahead of the strong 2005 adoption year.

Harcourt has been particularly successful in the elementary market with major market share wins most notably in math.  Significant new Reading First contracts have also been awarded and good growth seen in open territories and backlist sales.  The supplemental business has stabilized as the reading product pipeline is strengthened and aligned to No Child Left Behind Act criteria.  Saxon, the leading US supplemental math publisher acquired mid year, is performing well and ahead of expectations.  The integration of the business into Harcourt Achieve in Austin, Texas is almost complete.

The Assessment business has benefited from increased activity on large state contracts, although the sales mix, when compared with last year’s high margin new clinical publishing, and higher investment will reduce margins and profitability in the business against the strong prior year.  The classroom based interim assessment product, Stanford Learning First, was launched in September and has already secured its first state-wide contract in Wyoming.

Reed Business

Reed Business is now seeing a more positive market environment with underlying revenues expected to be slightly ahead of the prior year, and the second half momentum should continue into 2005.  Performance does however vary by sector and geography.  Continued cost actions should enable underlying margins to be maintained whilst investment has been increased in online services and in developing key titles in Asian markets.

In the US, the entertainment sector continues to perform well, whereas industrial sectors such as construction and manufacturing still remain difficult.  In the UK, both print and online recruitment advertising have performed well but in Continental Europe advertising markets remain depressed, particularly in the Netherlands and in Germany.  Online advertising and subscriptions revenues continue to grow strongly.

Reed Exhibitions, after the favourable first half impact of show cycling, has, as anticipated, seen a number of biennial shows, such as Batimat in France, cycle out in the second half.  Overall, Reed Exhibitions is expected to deliver a satisfactory performance for the year.

Outlook

Conditions in the legal and business markets are expected to continue to improve throughout 2005, and the significant recovery in the US adoption calendar and improving state finances will support a strong upturn in US education markets.  No real recovery is anticipated in the academic library market, with above market growth expected from good subscription renewals, online product and new initiatives.  The healthcare markets are expected to continue to grow well, benefiting in particular from expansion of the allied health and nursing professions.

With the focus in recent years on initiatives and investment to accelerate revenue growth and on operational efficiency, Reed Elsevier is well placed to capture the benefits delivered by stronger market growth and to continue to outperform across its markets.

Commenting, Sir Crispin Davis, Chief Executive Officer, said:

“We set prudent but challenging goals for 2004, reflecting the overall low revenue growth environment and the priority we have given to investment to accelerate future revenue growth.  I am pleased that we are delivering successfully against these goals.

Positive customer responses to major products launched in 2004 – Scopus, Global Legal Platform and Interim Assessment – are very encouraging.  Our investment programme combined with the fundamental strength of our assets will enable us to capture the opportunities presented by improved market growth in 2005 and, importantly, continue our outperformance of these markets.

With improving market growth in 2005 and continued outperformance, stronger revenue growth and increasing margins are expected to deliver our constant currency double digit earnings growth target”.

The Reed Elsevier Preliminary Statement on the 2004 financial year will be issued on 17 February 2005. The 2004 results will be presented under UK GAAP and also restated on an IFRS basis.